3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SEC. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[*].” THE OMITTED PORTIONS ARE BRACKETED IN THIS PAPER LETTER FOR EASE OF IDENTIFICATION

April 21, 2015

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attention: Anne Nguyen Parker, Assistant Director

Re:	Bojangles’, Inc. Draft Registration Statement on Form S-l Filed April 6, 2015 File No. 333-203268

Ladies and Gentleman:

We are submitting this letter on behalf of our client, Bojangles’, Inc. (the “Company”) in connection with the Company’s Registration Statement on Form S-1 (the “Registration Statement”), as filed with the SEC on April 6, 2015 to provide the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) with certain supplemental information as further described herein.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the SEC’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

We advise the Staff that the Company currently estimates a preliminary price range of $[*] and $[*] per share for its initial public offering (the “Preliminary Price Range”). The lead underwriters on the proposed initial public offering first communicated the Preliminary Price Range to the Company on April 20, 2015. The Preliminary Price Range (i) assumes a [*] stock split will occur prior to the closing of the initial public offering and (ii) has been determined based, in part, upon current market conditions and input received from the lead underwriters. The Preliminary Price Range does not take into account the

Securities and Exchange Commission

April 21, 2015

current lack of liquidity for the Company’s common stock and assumes a successful initial public offering with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction.

We are also providing the Staff with the text of a recent developments section the Company intends to include in Amendment No. 1 to the Registration Statement the Company currently intends to file no later than April 27, 2015. The text of the recent developments section is attached to this letter as Exhibit A.

Please direct any questions concerning this letter or its contents to the undersigned at 610.640.7839 or to Barry M. Abelson at 215.981.4282.

Sincerely,

/s/ John P. Duke John P. Duke

cc:	Via E-mail Clifton Rutledge Eric M. Newman Barry M. Abelson Scott R. Jones

Exhibit A

Recent Developments

[*]